July 11, 2006

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA 91436

       Re: **Deja Foods, Inc.**
               Amendment No. 4 to Registration Statement on
               Form SB-2
               Filed June 8, 2006
               File No. 333-124016

Dear Mr. Fox:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Staff notes the documents filed in relation to the Laurus Master Fund transaction. It especially notes the agreement with Aramark executed as of April 2, 2005, prior to the initial filing of your registration statement on April 12, 2005.

    Please advise the Staff why, after the company was requested numerous times to file copies of all agreements with manufacturers, suppliers, and customers as exhibits (please refer to our letters of May 16, 2005, August 12, 2005, and February 16, 2006), the company's response has repeatedly been that it "do[es] not enter into written agreements for either the purchase of food products by…[it] nor the sale of food products to…[its] customers." The Staff further notes that considerable time has been spent on this point over the course of reviewing the company's various amendments.

2. We note the added disclosure in response to comment 2 from our letter of May 19, 2006. We remind you that the company alone is responsible for the disclosure it provides and, therefore, the statements contained in Deja Foods' Form SB-2 with respect to rescission should be those of the company alone and it is inappropriate to characterize the views of the Securities and Exchange Commission. Please remove such characterizations from your registration statement.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 7

3. We reviewed your response to our prior comment 5 and your revised disclosure in MD&A; however, we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. You only quantify $438,000 of your approximate $1.7 million increase in general and administrative expenses between the years ended December 31, 2005 and 2004. Further, you only quantify approximately $140,000 of the $310,000 variance in selling expenses and only approximately $157,000 of the $334,000 variance in general and administrative expenses between your interim periods. Please revise your discussion to describe and quantify underlying material activities that generate income statement variances between periods.

Deja Foods Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Subsequent Events, F-33

4. We note that the warrants issued in conjunction with your line of credit are subject to a registration rights agreement and will be recorded in equity. Please revise your disclosure to clarify if the warrant can be settled in registered or unregistered shares. If you are required to settle in registered shares, liability classification may be required. Please refer to EITF 00-19 (see specifically paragraph 14), and provide us with your analysis supporting your accounting treatment.

Note 18 – Rescission Payments, F-33

5. We noted your disclosure that the warrants issued in conjunction with your convertible debt may be in violation of the Securities Act of 1933. Consequently, it appears that the warrants are redeemable at the option of the holder. Please tell us why these warrants are not classified separately or outside of permanent stockholders' equity. Refer to ASR 268

and Section I.A. of the *Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance*, available on our website, and revise accordingly. Please revise your disclosure here and MD&A to discuss the impact on your financial statements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds
Assistant Director

cc: Gary A Agron
        Fax: (303) 770-7257